FILED PURSUANT TO RULE 433

REGISTRATION STATEMENT NO. 333-200321

DATED DECEMBER 10, 2014

STATE STREET CORPORATION

$1,000,000,000 3.300% Senior Notes due 2024

Pricing Details

Issuer:	State Street Corporation
Security:	3.300% Senior Notes due 2024
Aggregate Principal Amount:	$1,000,000,000
Trade Date:	December 10, 2014
Settlement Date (T+3):	December 15, 2014
Maturity Date:	December 16, 2024
Coupon:	3.300%
Price to Public (Issue Price):	99.898%
Yield to Maturity:	3.312%
Pricing Benchmark:	UST 2.250% Notes due November 15, 2024
UST Spot (Yield):	2.162%
Spread to Benchmark:	+ 115 basis points
Interest Payment Period:	Semi-annually
Interest Payment Dates:	Each June 16 and December 16, commencing on June 16, 2015
Day Count Convention:	30/360
Business Day Convention:	Following, Unadjusted
Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof
Currency:	U.S. Dollars
CUSIP:	857477 AN3
ISIN:	US857477AN34
Expected Ratings:*	A1 / A+ / AA- / AA (low) (Moody’s / S&P / Fitch / DBRS)
Joint Book-Running Managers:	Goldman, Sachs & Co. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc.
Co-Managers:	Barclays Capital Inc HSBC Securities (USA) Inc.
Junior Co-Managers:	Mischler Financial Group, Inc. The Williams Capital Group, L.P.

All terms used and not otherwise defined in this final term sheet have the respective meanings assigned to such terms in the preliminary prospectus supplement, dated December 10, 2014.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. at 1-866-471-2526, Credit Suisse Securities (USA) LLC at 1-800-221-1037 or Deutsche Bank Securities Inc. at 1-800-503-4611.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.